Exhibit 12(b)

General Electric Capital Services, Inc.

and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
(Dollars in millions)	2010	2009	2008	2007	2006

Earnings (loss)(a)	$1,850	$(2,915)	$5,618	$13,932	$11,757
Plus:
Interest included in expense(b)	14,956	17,482	24,751	22,672	17,838
One-third of rental expense(c)	213	268	172	337	306

Adjusted “earnings”(d)	$17,019	$14,835	$30,541	$36,941	$29,901

Fixed Charges:
Interest included in expense(b)	$14,956	$17,482	$24,751	$22,672	$17,838
Interest capitalized	39	39	65	80	77
One-third of rental expense(c)	213	268	172	337	306

Total fixed charges	$15,208	$17,789	$24,988	$23,089	$18,221

Ratio of earnings to fixed charges	1.12	0.83	1.22	1.60	1.64

Preferred stock dividend requirements	$1	$1	$1	$1	$1

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	0.69	(1.92)	0.71	1.11	1.13

Preferred stock dividend factor on
pre-tax basis	$1	$(2)	$1	$1	$1
Fixed charges	15,208	17,789	24,988	23,089	18,221

Total fixed charges and preferred
stock dividend requirements	$15,209	$17,787	$24,989	$23,090	$18,222

Ratio of earnings to combined fixed
charges and preferred stock dividends	1.12	0.83	1.22	1.60	1.64

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of December 31, 2009, this amount was $2,954 million.